SIYATA MOBILE INC.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

September 21, 2020

Joseph Kempf

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siyata Mobile Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 8, 2020
File No. 333-248254

Dear Mr. Kempf:

By letter dated September 11, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Siyata Mobile Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on September 8, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Amended Registration Statement on Form F-1 filed on September 8, 2020

Recent Developments, page 3

1.	We note your response to prior comment 1. In an amended Form F-1 filed prior to requesting effectiveness, update your disclosures throughout the document to reflect the actual reverse stock split approved by your Board of Directors.

Response:

We have updated the Company’s Amendment No. 3 to the Registration Statement (the “Registration Statement”) to reflect the actual reverse stock split that has been approved by our Board of Directors.

Consolidated Financial Statements, page F-1

2.	We note your response to prior comment 1. In an amended Form F-1 filed prior to requesting effectiveness, update your disclosures throughout the document to reflect the actual reverse stock split approved by your Board of Directors.

Response:

We have updated the disclosures throughout the Registration Statement to reflect the actual reverse stock split amount approved by the Board of Directors.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Marc Seelenfreund

Chief Executive Officer

Siyata Mobile Inc.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6